Exhibit 99.1

CI Financial to Acquire Majority Interest in RGT Wealth Advisors, a Leading Texas-Based Wealth Management Firm with Approximately US$4.7 Billion in Assets

CI’s largest U.S. wealth management transaction to date projected to increase U.S. wealth assets to US$21 billion

TORONTO & DALLAS--(BUSINESS WIRE)--November 24, 2020--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, and RGT Wealth Advisors, LLC (“RGT”) today announced an agreement under which CI will acquire majority ownership of RGT, a Dallas-based registered investment advisor (“RIA”) with approximately US$4.7 billion in wealth assets1, for consideration to consist of cash and shares of CI.

The agreement represents CI’s 10th direct U.S. wealth management acquisition this year and 13th overall (including acquisitions by CI affiliated RIAs). The addition of RGT, in combination with the completion of other previously announced transactions, is expected to increase CI’s total U.S. wealth assets to approximately US$21 billion.2

RGT offers a fully integrated approach to investment management and wealth management, including sophisticated financial planning services to high-net-worth individuals as well as family office services in Texas and across the U.S. The firm’s practice specializations include wealth management and planning for corporate executives, business owners, multi-generational families, and current and retired professional athletes. RGT and its advisors have received numerous accolades, including being recognized by Barron’s magazine as one of America’s Best Registered Investment Advisor Firms in 2019 and 2020.

“RGT is one of the leading RIA firms in the U.S. and we are excited and honored that they will be joining CI Financial,” said Kurt MacAlpine, CI Chief Executive Officer. “RGT, our largest U.S. acquisition by assets to date, is a growing firm with an exceptional team, strong leadership and well-developed expertise attuned to the needs of their clients.

“RGT also provides CI with a leading presence in the important and fast-growing Texas market, one of the country’s largest regional economies with its major drivers being growth sectors such as financial services, energy, technology, telecommunications and life sciences.”

“We’re very excited about this strategic transaction with CI, and what it means for our clients, our employees and our firm as we secure the long-term future of our business,” said Mark Griege, Chief Executive Officer of RGT. “CI will be an exceptional partner, bringing extensive experience and resources which will allow us to enhance our investment options, family office services and technology – ensuring that RGT continues to serve our clients at the highest level for generations to come. Importantly, we will maintain a meaningful ownership stake in our business and continue to build on our 35-year entrepreneurial legacy.

“With the continued strength and deep experience of our firm, we are also excited to play a role in CI’s vision of building a leading, client-centric national wealth management firm in the U.S. marketplace, which allows us to continue to attract new clients, top-tier talent and grow our ownership group.”

CI strategically entered the U.S. wealth management industry earlier this year and has become one of the industry’s fastest-growing RIA platforms. Upon completion of all previously announced RIA transactions, including RGT, CI’s total U.S. wealth assets are expected to reach approximately US$21 billion, boosting CI’s total North American wealth management assets to approximately US$68 billion (C$90 billion) and total assets to approximately US$164 billion (C$218 billion).2 CI held total assets of US$152 billion (C$202 billion) as at October 31, 2020.

CI’s U.S. RIA acquisitions are part of its strategy to globalize the firm and expand its wealth management platform. CI’s U.S. business complements its leadership in the Canadian wealth management market. As part of its strategy, CI will extend the CI Private Wealth brand, which was recently introduced in Canada to represent its high-net-worth and ultra-high-net-worth advisory businesses, to the United States in the months ahead.

Ardea Partners LP served as the exclusive financial advisor to RGT. The transaction is expected to close in the fourth quarter of 2020 and is subject to regulatory approval and other customary closing conditions and requisite stock exchange approvals in respect of the issuance of the CI share consideration. Financial terms of the transaction were not disclosed.

About RGT Wealth Advisors

Founded in 1985, RGT Wealth Advisors, LLC provides wealth management and investment management services to high-net-worth individuals and family offices. RGT partners with clients to help them manage all aspects of their financial life to achieve their goals. To learn more about RGT and the firm's approach, please visit http://rgtadvisors.com/.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management and GSFM Pty Ltd., and it operates in wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), CI Investment Services Inc., Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, One Capital Management, LLC, and Surevest LLC. CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

1.	As at September 30, 2020.
2.	Projections based on asset levels as at September 30, 2020 for CI, the firms it has agreed to acquire, and the firms it has acquired since September 30, 2020.

Participation in Barron’s Top 100 RIA Firms ranking is by invitation only and limited to firms that meet the minimum eligibility requirements. As with all Barron’s rankings, the proprietary evaluation formula is not disclosed. Some general guidance on evaluation methodology: Participating firms were evaluated and ranked on a wide range of quantitative and qualitative data, including: assets overseen by the firm, revenue generated by the firm, level of technology spending, number of clients, size of staff, diversity across staff, and placement of a succession plan. The ranking is not indicative of the firm’s past or future performance. Neither RGT nor its executives pay a fee to Barron’s in exchange for the ranking. Barron’s is a registered trademark of Dow Jones & Company, L.P.

CI Global Asset Management is a registered business name of CI Investments Inc.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that all announced transactions will be completed and that assets levels do not decline prior to completion, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

CI Financial
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com